SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                          Kollmorgen Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 500440102
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               September 24, 1996
   ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC, BK
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    313,107 COMMON (SEE ITEM 5)
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     261,350 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      574,457 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,457 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        5.9% OF COMMON (SEE ITEM 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        PF
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     62,449 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      62,449 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        62,449 COMMON
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.6% OF COMMON
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     198,901 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      198,901 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,901 COMMON
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.0% OF COMMON
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IV
   _________________________________________________________________


                  This Statement constitutes Amendment No. 9 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 9 is being filed by Tinicum Investors, a Delaware general partnership ("TI"), Mr. Crafts and RIT.

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by adding the following:

                  On July 19, 1996, JRCML was sold by SJPC to RIT, pursuant to the laws of the United Kingdom. Following such sale, JRCML became a wholly-owned subsidiary of RIT and, as a result, each of JRCML and SJPC may no longer be deemed to beneficially own the shares of Common Stock owned by RIT. Accordingly, all references in the Schedule 13D to "Reporting Persons" shall no longer include JRCML or SJPC.

        ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                  Items 5(a)-(c) are hereby amended and supplemented by adding the following:

                  (a)  As of the close of business on the date
        hereof, TI, Mr. Crafts and RIT have beneficial ownership of 574,457, 62,449 and 198,901 shares of Common Stock, respectively. Such Reporting Persons, as a group, beneficially own 574,457 shares of Common Stock, which represent 5.9% of the outstanding shares of Common Stock, based on the 9,740,873 shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 as outstanding on August 12, 1996.

                  To the best of the Reporting Persons' knowledge and belief, except for Mr. Ruttenberg who beneficially owns 4,322 shares of Common Stock, and except as otherwise set forth herein, none of the persons identified on Schedules I or II to the Schedule 13D, as amended, beneficially owns any shares of Common Stock.

                  (b) TI has the sole power to vote the 313,107 shares of Common Stock it owns and, except for certain limited circumstances in which each of Mr. Crafts and RIT has the power to vote such Reporting Persons' shares of Common Stock (see Items 4 and 6 of the Schedule 13D, as amended), the 261,350 shares of Common Stock owned by Mr. Crafts and RIT.

                  By reason of the right of first offer granted by Mr. Crafts and RIT to TI (as transferee of Enterprises and RUTCO) (see Item 6 of the Schedule 13D, as amended), the right of TI to require Mr. Crafts and RIT to participate in certain sales of shares of Common Stock by it and the right of Mr. Crafts and RIT to participate in certain sales by TI (see Item 6 of the Schedule 13D, as amended), TI has shared power to dispose of 313,107 shares of Common Stock, Mr. Crafts has shared power to dispose of 62,449 shares of Common Stock and RIT has shared power to dispose of 198,901 shares of Common Stock.

                  (c)  Within the past 60 days, the Reporting
        Persons have sold shares on the New York Stock Exchange, in the amounts, on the dates and at the prices (excluding commissions) set forth below:

                        Number of       Avg. Price
           Date           Shares         per Share      Seller
          8/1/96          7,400           12.1113       TI
          8/1/96          4,600           12.1113       RIT
          8/1/96          1,500           12.1113       Mr. Crafts
          8/2/96         17,100           11.9416       TI
          8/2/96         10,900           11.9416       RIT
          8/2/96          3,500           11.9416       Mr. Crafts
          8/12/96         5,500           11.5650       TI
          8/12/96         3,400           11.5650       RIT
          8/12/96         1,100           11.5650       Mr. Crafts
          8/15/96        22,000           11.9400       TI
          8/15/96        13,500           11.9400       RIT
          8/15/96         4,500           11.9400       Mr. Crafts
          9/24/96        13,700           12.8750       TI
          9/24/96         8,600           12.8750       RIT
          9/24/96         2,700           12.8750       Mr. Crafts


                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  September 24, 1996

        TINICUM INVESTORS

        By:/s/ Eric M. Ruttenberg
           Eric M. Ruttenberg
           Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  September 24, 1996

        By:/s/ Putnam L. Crafts, Jr.
           Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  September 24, 1996

        RIT CAPITAL PARTNERS plc

        By:/s/ D. W. A. Budge
           D. W. A. Budge
           Director